Dual-interface Financial IC Card Chip Based on SMIC’s eEEPROM Platform Gains CC EAL4+ Certification

SHANGHAI, Jan. 22, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry and Shanghai Huahong Integrated Circuit Co., Ltd. (SHHIC) both announced today the dual-interface financial IC card chip based on SMIC’s eEEPROM platform has passed CC EAL4+ certification. SHHIC’s SHC1302/2907M4 is the first and only Chinese domestic designed IC to obtain this security certification which is the most recognized in the international IT field.

SMIC’s eEEPROM platform is one of the differentiated offerings for mature process nodes with significant size reduction, higher speed, lower leakage and improved power consumption. It targets the fast-growing dual-interface financial IC card market, global contactless smart card market, and as well as any other applications requiring secure identification and frequent data updates. SHHIC’s SHC1302/2907M4 chip, based on SMIC’s eEEPROM platform, has passed the anti-attack capability (AVA—VAN.5) and product development security (ALC—DVS.2) evaluation with highest international standards. The acquisition of the CC EAL4+ certificate, officially awarded by Norwegian SERTIT, demonstrates SHHIC’s outstanding capability of security technology development and management, and the stability of SMIC’s eEEPROM platform.

“As a domestic leading smart card chip supplier, SHHIC has been devoting itself to develop contactless products with high security and performance,” said Dr. Tzu-Yin Chiu, Chief Executive Officer & Executive Director of SMIC. “After passing UnionPay certification in China, SHHIC’s product also received international CC EAL4+ certification. It indicates SHHIC’s breakthrough in this field and cements SMIC’s leading position in this market. SMIC will continue strengthening the eEEPROM platform development to serve customers more differentiated products.”

Mr. RongXin Li, General Manager of SHHIC said, “The cooperation with SMIC symbolizes a new milestone for SHHIC on the eEEPROM platform. SMIC’s eEEPROM platform supplies reliable, stable, and low cost solutions for customers to dramatically improve products’ competitiveness in the market. With domestic banking system’s EMV migration, SHHIC’s international CC EAL4+ certification will certainly lead the reform and innovation of domestic chip technology and accelerate the localization process of China’s financial IC card chips.”

About international CC EAL4+ certification:

Common Criteria (CC) is the common abbreviation for information technology security criteria. CC certification is the most recognized security certificate in the international IT product field. 26 countries have joined the CC mutual Recognition Agreement (CCRA) where each country establishes an unique certified body to operate on behalf of the country that is in agreement with CCRA. According to CCRA, the CC certificate is recognized by all the 26 members to ensure its validity. CC certification is divided into EAL1-EAL7 levels according to the evaluation assurance level, the internationally accepted certification level of a high security smart card chip is EAL4+ and above. SHHIC SHC1302/2907M4chip passed the CC EAL4+ certification through the Norwegian certification authority SERTIT, one of the CCRA certification bodies. The evaluation laboratory is Brightsight in Netherlands, a world-renowned security laboratory recognized by EMVCo.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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(Under the Private Securities Litigation Reform Act of 1995)

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About SHHIC

Shanghai Huahong Integrated Circuit Co., Ltd. (hereinafter referred to as “SHHIC”), subordinate to China Electronics Corporation (CEC), is professional smart card and information security chip solution supplier. As the main structure of China 909 Project, SHHIC can provide contactless IC card chip, contact IC card chip, dual interface card chip, USBKEY chip and solutions of RFID, public transportation one-card-express, social security, financial security, telecoms, mobile payment and high-end identification etc. As China top IC Chip Supplier, SHHIC annual shipment amounts to 600 million chips. SHHIC has over decade experience of smart card and information security chip in Egypt, India, Indonesia, South Korea, Nepal, Vietnam, Nigeria, Singapore, Australia, Luxemburg, Germany and Russia etc.

SMIC Press Contacts:

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Email: Michael—Cheung@smics.com

Chinese Media
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Email: Angela—Miao@smics.com